Dreyfus California Tax Exempt Money Market Fun
Statement of Investments
December 31, 2005 (Unaudited)

Tax Exempt Investments--99.3%	Principal Amount ($)	Value ($)
California--99.2%		
Alameda-Contra Costa Schools Financing Authority, COP		
(Capital Improvements Financing Projects)		
3.58% (LOC; KBC Bank)	800,000a	800,000
California, GO Notes:		
3.51% (LOC: Bank of America, Bank of Nova Scotia,		
and Landesbank Hessen-Thuringen Girozentrale)	5,000,000a	5,000,000
3.56% (Liquidity Facility; Merrill Lynch)	9,155,000a,b	9,155,000
(Kindergarten University) 3.51% (LOC: Citibank,		
National Bank of Australia and State Street		
Bank and Trust Co.)	5,000,000a	5,000,000
(Merlots Program) 3.53% (Insured; FSA and Liquidity		
Facility; Wachovia Bank)	995,000a,b	995,000
RAN 4.50%, 6/30/2006	5,000,000	5,036,271
California Department of Water Resources,		
Power Supply Revenue, CP:		
3.20%, 1/12/2006 (LOC: Citibank)	5,000,000	5,000,000
3.21%, 1/12/2006 (LOC: JPMorgan Chase Bank and		
Societe Generale)	5,000,000	5,000,000
California Economic Recovery, GO Notes		
3.87%, 1/1/2006	1,000,000	1,000,000
California Educational Facilities Authority, College		
and University Revenue		
(University of Judaism) 3.58% (LOC; Allied Irish Bank)	3,200,000a	3,200,000
California Infrastructure and Economic Development Bank:		
IDR:		
(Lance Camper Manufacturing Corp.)		
3.55% (LOC; Comerica Bank)	1,180,000a	1,180,000
(Murrietta Circuits Project)		
3.56% (LOC; Comerica Bank)	4,400,000a	4,400,000
Revenue (Los Angeles SPCA Project)		
3.50% (LOC; The Bank of New York)	6,200,000a	6,200,000
California Pollution Control Financing Authority:		
SWDR:		
(AG Resources III LLC Project)		
3.55% (LOC; Key Bank)	2,780,000a	2,780,000
(Burrtec Waste Industries Inc. Project)		
3.55% (LOC; U.S. Bank NA)	450,000a	450,000
(Marborg Industries Project)		
3.55% (LOC; Wachovia Bank)	3,710,000a	3,710,000
(Mission Trail Waste Systems, Inc. Project)		
3.60% (LOC; Comerica Bank)	2,200,000a	2,200,000
(NAPA Recycling and Waste Services, LLC Project)		
3.65% (LOC; Union Bank of California)	2,255,000a	2,255,000
(Norcal Waste System Inc. Project)		
3.55% (LOC; Bank of America)	3,625,000a	3,625,000
(Sierra Pacific Industries Inc. Project)		
3.56% (LOC; Wells Fargo Bank)	1,000,000a	1,000,000
(Sunset Waste Paper Inc. Project)		
3.60% (LOC; Comerica Bank)	1,000,000a	1,000,000
California School Cash Reserve Program Authority,		
Revenue (Pool Program) 3.94%, 7/6/2006 (Insured; AMBAC)	2,500,000	2,516,053
California State Public Works Board, LR (Putters Program)		
3.54% (Insured; XLCA and Liquidity Facility; JPMorgan		
Chase Bank)	1,100,000a,b	1,100,000
California Statewide Communities Development Authority,		
Revenue:		
CP (Kaiser Permanente) 3.10%, 1/24/2006	3,500,000	3,500,000
Private Schools Revenue (Saint Mary and All Angels		
School) 3.55% (LOC; Allied Irish Bank)	8,050,000a	8,050,000
TRAN 3.94%, 6/30/2006	3,000,000	3,018,334

California Statewide Communities Development		
Corporation, Industrial Revenue:		
(Evapco, Inc. Project) 3.60% (LOC; Bank of America)	820,000a	820,000
(Lustre California) 3.56% (LOC; Comerica Bank)	2,940,000a	2,940,000
(Pacific Bearings Company Project) 3.65% (LOC; Union Bank of California)	580,000a	580,000
(Redline Project) 3.60% (LOC; California State Teachers Retirement)	755,000a	755,000
Chaffey Community College District, GO Notes 3.54% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	5,515,000a,b	5,515,000
Desert Community College District, GO Notes (Putters Program) 3.54% (Insured; MBIA and Liquidity Facility; JPMorgan Chase Bank)	3,130,000a,b	3,130,000
Golden State Tobacco Securitization Corporation, Tobacco Settlement Revenue:		
3.57% (Liquidity Facility; Citibank)	5,000,000a,b	5,000,000
3.59% (Liquidity Facility; Merrill Lynch)	1,730,000a,b	1,730,000
Los Angeles, Wastewater System Revenue, Refunding 3.07% (Insured; FGIC and Liquidity Facility; FGIC)	1,700,000a	1,700,000
Los Angeles Community Redevelopment Agency, MFHR (Views at 270) 3.57% (LOC; Citibank)	1,000,000a	1,000,000
Los Angeles Convention and Exhibition Center Authority, LR Refunding 3.53% (Insured; AMBAC and Liquidity Facility; Dexia Credit Locale)	2,700,000a	2,700,000
Maywood, COP (Infrastructure Financing Project) 3.53% (LOC; Allied Irish Bank)	2,800,000a	2,800,000
Port of Oakland:		
Port Revenue		
5.97%, 11/1/2006 (Insured; MBIA)	630,000	643,817
Transportation, CP		
3.10%, 1/11/2006 (LOC: BNP Parabas and Lloyds TSB Bank)	2,000,000	2,000,000
Riverside Community College District, GO Notes (Putters Program) 3.54% (Insured; FSA and Liquidity Facility; JPMorgan Chase Bank)	4,275,000a,b	4,275,000
Sacramento County Sanitation District, Financing Authority Revenue 3.55% (Insured; MBIA and Liquidity Facility; Citigroup Global Markets Holdings)	2,235,000a,b	2,235,000
San Diego Area Housing and Finance Agency, LR:		
4.40% (Liquidity Facility; Societe Generale)	5,255,000a	5,255,000
4.40% (Liquidity Facility; Societe Generale)	2,940,000a	2,940,000
San Diego County, COP (Friends of Chabad Lubavitch) 3.60% (LOC; Comerica Bank)	1,700,000a	1,700,000
San Francisco City and County Airports Commission International Airport Revenue:		
Refunding 3.98%, 5/1/2006 (Insured; MBIA)	100,000	100,328
4.18%, 5/1/2006 (Insured; FSA)	250,000	250,897
Santa Clara County Housing Authority, MFHR (Monte Vista Terrace Apartments) 3.60% (LOC; Union Bank of California)	2,000,000a	2,000,000
Sausalito, MFHR (Rotary Village Senior Housing Project) 3.49% (LOC; Bank of the West)	1,200,000a	1,200,000
Stockton Community Facilities District, Special Tax Revenue (Arch Road East Community Facilities District Number 99-02) 3.51% (LOC; Wells Fargo Bank)	3,370,000a	3,370,000
Tulare-Porterville Schools Financing Authority, COP (2002 Refinancing Project) 3.50% (Insured; FSA and Liquidity Facility; Dexia Credit Locale)	7,075,000a	7,075,000
Vacaville Industrial Development Authority, Industrial Revenue, Refunding (Leggett & Platt Inc.) 3.60% (LOC; Wachovia Bank)	1,600,000a	1,600,000
Vallejo, Water Revenue 3.58% (LOC; JPMorgan Chase Bank)	2,500,000a	2,500,000
Ventura County Community College District, GO 2.93%, 8/1/2006 (Insured; MBIA)	2,195,000	2,195,000
Ventura County Public Finance Authority, LR, CP:		
3.13%, 1/11/2006 (LOC; Bank of Nova Scotia)	1,000,000	1,000,000
3.15%, 1/12/2006 (LOC; Bank of Nova Scotia)	2,000,000	2,000,000
3.20%, 1/12/2006 (LOC; Bank of Nova Scotia)	4,700,000	4,700,000
Whittier, College and University Revenue, Refunding (Whittier College) 3.55% (Insured; Radian Bank and Liquidity Facility; The Bank of New York)	3,000,000a	3,000,000
U.S. Related--.1%		
University of Puerto Rico, College and University Revenue 5.14%, 6/1/2006 (Insured; MBIA)	100,000	101,500
Total Investments(cost $165,982,200)	**99.3%**	**165,982,200**
Cash and Receivables (Net)	**.7%**	**1,225,669**
Net Assets	**100.0%**	**167,207,869**

Summary of Abbreviations

ACA	American Capital Access
AGC	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company
AMBAC	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes
BAN	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance
BPA	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company
CIC	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty
CMAC	Capital Market Assurance Corporation
COP	Certificate of Participation
CP	Commercial Paper
EDR	Economic Development Revenue
EIR	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company
FHA	Federal Housing Administration
FHLB	Federal Home Loan Bank
FHLMC	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association
FSA	Financial Security Assurance
GAN	Grant Anticipation Notes
GIC	Guaranteed Investment Contract
GNMA	Government National Mortgage Association
GO	General Obligation
HR	Hospital Revenue
IDB	Industrial Development Board
IDC	Industrial Development Corporation
IDR	Industrial Development Revenue
LOC	Letter of Credit
LOR	Limited Obligation Revenue
LR	Lease Revenue
MBIA	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue
MFMR	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue
RAC	Revenue Anticipation Certificates
RAN	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants
RRR	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes
SBPA	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue
SFMR	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency
SWDR	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes
TAW	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes
XLCA	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value(%)*
F1, F1+		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	96.4
AAA, AA, A c		AAA, AA, A c		AAA, AA, A c	2.6
Not Rated d		Not Rated d		Not Rated d	1.0
					100.0

Notes to Financial Statements:

*   Based on total investments.
a   Securities payable on demand. Variable interest rate--subject to periodic change.
b   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities
    may be resold in transactions exempt from registration, normally to qualified institutional buyers
    At December 31, 2005, these securities amounted to $33,135,000 or 19.8% of net assets.
c   Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers
d   Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by
    the Manager to be of comparable quality to those rated securities in which the fund may invest.

Securities valuation policies and other investment related disclosures are hereby incorporated by
reference to the annual and semi annual reports previously filed with the Securities and Exchange
Commission on Form N-CSR